Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 1, 2011

Zodiac Exploration Announces Closing of Strategic Asset Acquisition

and Update on Drilling of the Initial Evaluation Well in King’s County

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces that it has completed its previously announced acquisition of properties through a farm-in agreement  in California, effective January 31, 2011.  Pursuant to which Zodiac has acquired a 74.5% net revenue interest in approximately 21,500 acres (the "Assets") located in Kings and Kern Counties in the heart of the San Joaquin basin (the "Acquisition").

Further Information regarding the Acquisition

Total consideration paid by Zodiac for the Assets was approximately US $8.4 million which was comprised of US $5.6 million in cash, US $1.9 million in common shares of Zodiac and a US $0.9 million credit to the seller in respect of future cash calls made by Zodiac in connection with joint operating agreements in place between Zodiac and the seller.  In addition, as part of the earning arrangements of the farm-in agreement, Zodiac is required to pay approximately 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations.  The first well will complete Zodiac’s earning requirements on approximately 10,750 acres (net 8,010), and must be drilled by January 1, 2013.  The second well will complete Zodiac’s earning requirements on approximately an additional 10.750 acres (net 8,010), and must be drilled by January 1, 2014.

The Acquisition remains subject to final acceptance by the TSX Venture Exchange.  The closing of this transaction increases Zodiac’s land position in Kings and Kern Counties to approximately 85,000 net acres.

Drilling Update on Initial Evaluation Well

The Company continues to drill its initial evaluation well on the Jaguar prospect which was spud on December 25, 2010.  The well is currently drilling ahead at approximately 12,000 feet and the first core in the Monterey formation has been recovered and delivered to the lab in Bakersfield for analysis.

The well is anticipated to take up to 80 days to drill and complete with drilling operations expected to take approximately 50 days from the date of commencement of drilling operations and completions operations expected to take up to an additional 30 days.  The well has been designed with a primary goal of obtaining important geological and engineering data.  It has also been designed to allow for it to be potentially sidetracked in the future.  The current plan is to extract approximately 300 feet of core, obtain state-of-the-art electric logs and test up to four individual zones.  The number of tests will be dependent on the data gathered while drilling the well.  The Company will be paying for 100% of the drilling and completion costs of this well which will satisfy the Company’s earning obligations with respect to the Jaguar prospect.  The well is designed to be drilled to a depth of approximately 15,000 feet which will allow the Company to evaluate the Monterey, Vaqueros (including the Whepley) and Kreyenhagen formations in this area.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844
or
Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws.  All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the closing of the Acquisition.  In particular, this press release contains forward-looking statements with respect to the Acquisition and Zodiac's obligations thereunder; final acceptance by the TSX Venture Exchange of the Acquisition; the drilling of Zodiac's first well on the Jaguar prospect and the intended operations by Zodiac in connection therewith.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: that the Company will receive the required regulatory approvals, including the approval of the TSX Venture Exchange on a reasonable timeline; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates and the general stability of the economic and political environment in which the Company operates.  Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.